UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Forum Energy Technologies, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
34984V209

(CUSIP Number)

December 29, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34984V209	SCHEDULE 13G	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS Polen Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 800,132
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 946,123
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 946,123
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12		TYPE OF REPORTING PERSON HC

CUSIP No. 34984V209	SCHEDULE 13G	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS Polen Capital Credit, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 800,132
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 946,123
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 946,123
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 34984V209	SCHEDULE 13G	Page 3 of 7 Pages

Item 1.	(a) Name of Issuer

Forum Energy Technologies, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

10344 Sam Houston Park Drive, Suite 300

Houston, TX 77064

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Polen Capital Management, LLC, a Delaware limited liability company, is located at 1825 NW Corporate Blvd., Suite 300, Boca Raton, FL 33431.

Polen Capital Credit, LLC, a Massachusetts limited liability company, is located at 1075 Main Street, Suite 320, Waltham, MA 02451.

Item 2.	(d) Title of Class of Securities

Common Stock (the “Common Stock”)

Item 2.	(e) CUSIP No.:

34984V209

CUSIP No. 34984V209	SCHEDULE 13G	Page 4 of 7 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 34984V209	SCHEDULE 13G	Page 5 of 7 Pages

Item 4. Ownership

Information with respect to the Reporting Person’s ownership of the Common Stock as of December 29, 2022, is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

The percentage of Common Stock beneficially owned by the Reporting Person is determined based on 10,231,469 shares of Common Stock outstanding as of February 7, 2023. The Reporting Person is relying on information from a third party source believed to be reliable.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Please see Exhibit I attached hereto.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 34984V209	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

Polen Capital Management, LLC

By:	/s/ Brian D. Goldberg
Brian D. Goldberg, General Counsel and Chief Compliance Officer
Polen Capital Credit, LLC

By:	/s/ Joshua L. McCarthy
Joshua L. McCarthy, General Counsel and Chief Compliance Officer

CUSIP No. 34984V209	SCHEDULE 13G	Page 7 of 7 Pages

Exhibit I

Pursuant to the instructions in Item 7 of Schedule 13G, Polen Capital Credit, LLC (“Polen Credit”), a wholly-owned subsidiary of Polen Capital Management, LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, may be deemed, as of December 31, 2022, the beneficial owner of 946,123 shares or approximately 9.2% of the common stock outstanding of Forum Energy Technologies, Inc. (the “Issuer”) as a result of acting as investment adviser to certain funds and/or accounts under its management.

Polen Capital Management, LLC (“Polen Capital”), the parent company and control person of Polen Credit, is also an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. Polen Capital, through its control of Polen Credit, may also be deemed, as of December 31, 2022, the beneficial owner of the 946,123 shares of common stock of the Issuer.

JOINT FILING STATEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Forum Energy Technologies, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

Dated: February 10, 2023

Polen Capital Management, LLC

By:	/s/ Brian D. Goldberg
Brian D. Goldberg, General Counsel and Chief Compliance Officer
Polen Capital Credit, LLC

By:	/s/ Joshua L. McCarthy
Joshua L. McCarthy, General Counsel and Chief Compliance Officer